BRITVIC plc

[redacted]

14 February 2008

08000901

Tel: 01245 504482
Fax: 01245 504077

Via Airmail

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street
NE Washington
DC 20549
USA

SUPPL

Dear Sirs

EXEMPTION PURSUANT TO RULE 12g3-2(b)
BRITVIC plc – FILE NO: 82-35035

This serves to inform you that a copy of the 2007 Annual Report and financial statements (available at http://britvic.com/InvReports.aspx) were filed with Companies House on 6 February 2008.

Yours faithfully

John Price

Encs.

PROCESSED
FEB 2 7 2008
THOMSON
FINANCIAL

END

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